Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2015		2014
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$66		$53
Plus: Fixed charges	316		353
Earnings available to cover fixed charges	$382		$406

Fixed charges (a):
Interest, including amortization of deferred financing costs	$261		$303
Interest portion of rental payment	55		50
Total fixed charges	$316		$353

Ratio of earnings to fixed charges	1.21	x	1.15	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2015	2014
Related to debt under vehicle programs	$149	$140
All other	112	163
	$261	$303